News Release

RESIN SYSTEMS' MODULAR TRANSMISSION UTILITY POLES UP TO 75 FEET IN LENGTH SUCCESSFULLY COMPLETE INDEPENDENT TESTING

Edmonton, Alberta, October 13, 2004: Resin Systems Inc. ("RSI" or the "Company") (RS–TSX Venture / RSSYF – OTCBB) and its operating division, RS Technologies ("RS"), are pleased to announce that RS's modular transmission utility poles up to 75 feet in length have successfully completed independent testing, a critical pre-requisite for RS to commence shipments of these transmission poles to power utility companies in the United States and Canada. Shipments of transmission poles are scheduled to commence within 30 days.

The independent tests completed by EDM International Inc. ("EDM") at its laboratory and test facilities in Fort Collins, Colorado confirmed that the test poles manufactured at the RS Edmonton plant met all United States and Canadian transmission pole loading and destruction standards.  EDM, the recognized independent leader in electrical utility testing and engineering research, has served the utility industry throughout North America since 1982 with state of the art research, testing and engineering science.

The successful completion of testing also allows RS to finalize the engineering of its modular transmission poles in excess of 100 feet in length. Management of the Company anticipates that such engineering and subsequent testing of these poles will be completed in approximately 90 days, with the result that RS will become the only manufacturer of a complete line of modular composite transmission utility poles ranging in length from 60 feet to in excess of 100 feet.

RSI is a technology company that is actively engaged in the commercialization and further development of composite materials and products throughout the global marketplace.

For more information please contact:

Greg Pendura

 Grant Howard

President and Chief Executive Officer

        Investor Relations

Resin Systems Inc.

The Howard Group Inc.

Ph: (780) 482-1953

             (888) 221-0915

Fax: (780) 452-8755

(403) 237-8387

Email: greg@grouprsi.com

      grant@howardgroupinc.com

www.grouprsi.com

       www.howardgroupinc.com

This news release contains forward-looking statements.  The forward-looking statements are not guarantees of future performance and undue reliance should not be placed on them.  Actual results may differ materially as a result of any number of factors and uncertainties, many of which factors are beyond the Company's control.  The forward-looking statements speak only as of the date hereof, and the Company undertakes no obligation to update these statements to reflect subsequent changes in assumptions, the factors underlying them or actual events or experience.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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